Exhibit (a)(4)

FOR IMMEDIATE RELEASE

EXTENSION OF THE TENDER OFFER FOR SECURITIES OF MAXCOM

Mexico City, Mexico, April 10,  2013 — Ventura Capital Privado S.A. de C.V. (“Ventura”), on behalf of Trust Number 1387 (the “Trust” and, collectively with Ventura, Javier Molinar Horcasitas and Enrique Castillo Sanchez Mejorada, the “Purchaser”), today announced that the Purchaser has extended the expiration date of its tender offer to purchase (i) all of the outstanding Series A Common Stock, without par value (the “Shares”) of Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”), (ii) all of the outstanding Ordinary Participation Certificates (“CPOs”) of Maxcom, and (iii) all of the outstanding American Depository Shares (“ADSs,” and collectively with the Shares and CPOs, the “Securities”) of Maxcom, in each case held by persons who are not Mexican residents (the “tender offer” or “U.S. Offer”). In Mexico (the “Mexican Offer,” and collectively with the U.S. Offer, the “Equity Tender Offer”), the Purchaser is offering to purchase all of the outstanding Shares and CPOs of Maxcom. The Mexican Offer is being made on substantially the same terms and at the same prices as the U.S. Offer.

The tender offer, which was previously scheduled to expire at 12:00 midnight, New York time, on April 10, 2013, will now expire at 12:00 midnight, New York City time, on April 24, 2013, unless further extended in accordance with the terms of the tender offer.  The closing of the tender offer will occur on April 29, 2013. The extension to April 24, 2013 was made to accommodate the timetable for the simultaneous exchange offer for any and all outstanding Maxcom’s 11% Senior Notes due 2014 for Maxcom’s Step-Up Senior Notes due 2020 (“Exchange Offer”).

In addition, the Purchaser is also amending and supplementing the tender offer to reflect that Maxcom, according to a press release issued on April 10, 2013, has stated that (i) Maxcom has increased the minimum tender condition in the Exchange Offer from 61.44% to 80%, subject to Maxcom’s right, in its sole discretion, to decrease the minimum tender condition to 75.1% without extending the Exchange Offer or granting withdrawal rights; (ii) the Exchange Offer has been extended three times and as a result has remained open longer than anticipated; (iii) since the Exchange Offer and the Equity Tender Offer have not been consummated to date, Maxcom has not yet received the capital contribution the Purchaser agreed to make in connection with the Equity Tender Offer; (iv) during the period that the Exchange Offer has remained open, Maxcom’s operational and financial viability has further deteriorated in light of not having received the capital contribution from the Purchaser; (v) as of March 1, 2013, Maxcom’s cash and temporary investment balance was Ps.82.8 million (US$6.4 million); (vi) if the Exchange Offer is not consummated and Maxcom does not receive the capital contribution from the Purchaser in connection with the Equity Tender Offer, Maxcom does not expect to be able to make the coupon payment due on June 15, 2013 with respect to the Old Notes and Maxcom may not be able to meet other financial obligations as they come due; (vii) if this occurs, holders of the Old Notes and the creditors could commence involuntary bankruptcy proceedings against Maxcom in Mexico or in the United States; and (viii) if the Exchange Offer is not consummated, Maxcom currently intends to implement a restructuring by (a) commencing voluntary cases under Chapter 11 of the United States Bankruptcy Code through a plan of reorganization; (b) seeking expedited confirmation of a plan of reorganization or (c) seeking other forms of bankruptcy relief, all of which involve uncertainties, potential delays, reduced payments to all creditors (including holders of the Old Notes) and litigation risks. Moreover, Maxcom has also stated that (i) such a restructuring may be protracted and contentious and disruptive to Maxcom’s business and could materially adversely affect Maxcom’s relationships with its customers, suppliers and employees who may terminate their relationships with Maxcom; (ii) a restructuring would also cause Maxcom to incur significant legal, administrative and other professional expenses; (iii) no assurances can be given that any such restructuring will be successful or that holders of Maxcom’s debt obligations will not have their claims significantly reduced, converted into equity or eliminated; (iv) if a restructuring is not successful, Maxcom may be forced to liquidate its business and assets; (v) the board of directors of Maxcom has approved the engagement of, and the Maxcom has engaged, counsel to advise it on a Chapter 11 reorganization and authorized the preparatory activities related to a restructuring, including the negotiating of a plan support agreement and a Chapter 11 plan term sheet with certain of the holders of the Old Notes during the pendency of the Exchange Offer; and (vi) in the event Maxcom implements a restructuring through Chapter 11, holders of the Old Notes may receive New Notes with terms less favorable than those offered pursuant to the Exchange Offer”

The depositary for the Equity Tender Offer has advised the Purchaser in connection with the Equity Tender Offer that as of 5:00 p.m., New York City time, on April 10, 2013, approximately 354,540,391 of Maxcom’s Series A Common Stock, or 44.87% of the total outstanding Series A Common Stock, had been validly tendered and not withdrawn in the Equity Tender Offer.

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell any Securities. This communication is for informational purpose only. The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of Securities in any jurisdiction in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction. The Purchaser has filed a tender offer statement on Schedule TO-T, as amended, including an offer to purchase, a letter of transmittal and related documents, with the Securities and Exchange Commission (“SEC”). The offer to purchase the Securities is only being made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such tender offer statement. Security holders should read those materials carefully because they contain important information, including the various terms and conditions of the tender offer.  Security holders of Maxcom may obtain a free copy of these documents and other documents filed by the Trust and Maxcom with the SEC at the website maintained by the SEC at www.sec.gov.  In addition, stockholders may obtain a free copy of these documents from the Purchaser by contacting Georgeson Inc., the Information Agent for the tender offer, at (866) 729-6818 or by contacting Maxcom’s Investor Relations department at (52 55) 4770-1170.